United States securities and exchange commission logo





                                June 6, 2024

       Robert C. Haines
       Executive Vice President and Chief Financial Officer
       LCNB Corp
       2 North Broadway
       Lebanan, Ohio 43036

                                                        Re: LCNB Corp
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            File No. 001-35292

       Dear Robert C. Haines:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2023

       Item 1.A Risk Factors
       Risks Related to LCNB's Operations
       LCNB's loan portfolio includes a substantial amount of commercial and industrial loans and commercial real estate loans..., page 19

   1. We note your disclosure that 64.3% of your total loans relate to commercial real estate.
                                                        Further, we note your
disclosure on page 72 that the commercial real estate loans include loans secured by a
variety of commercial, retail and office buildings, religious facilities and hotels, among
others. Please revise your disclosures, in future filings, to further disaggregate the
composition of your owner occupied and non-owner occupied CRE loan portfolio by type
(e.g., by office, hotel, religious facilities, etc.) and other characteristics
                                                        (e.g., current weighted
average and/or range of loan-to-value ratios, occupancy rates, etc.)
                                                        material to an investor
  s understanding of your CRE loan portfolio.
   2. In addition, please revise to describe the specific details of any risk management policies, procedures or other
actions undertaken by management, to the extent applicable, for your
 Robert C. Haines
LCNB Corp
June 6, 2024
Page 2
         CRE lending in response to the current environment.
General Risk Factors
Economic conditions in LCNB's market areas could adversely affect its financial condition and results of operations., page 22

3. We note that LCNB conducts its operations from offices that are located in nine
         Southwestern Ohio counties, in Franklin County, Ohio, and in Boone County, Kentucky,
         from which substantially all of its customer base is drawn. Please revise your disclosures, in future filings, to provide more quantitative details regarding your geographic exposure, within your commercial real estate portfolio, to these counties.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sarmad Makhdoom at 202-551-5776 or Marc Thomas at 202-551-3452
with any questions.



FirstName LastNameRobert C. Haines                             Sincerely,
Comapany NameLCNB Corp
                                                               Division of
Corporation Finance
June 6, 2024 Page 2                                            Office of
Finance
FirstName LastName